

Mail Stop 3720

December 28, 2006

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road, Suite 3000
Southfield, Michigan

Re: **Credit Acceptance Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 30, 2005

              Forms 10-Q for Fiscal Quarters Ended March 30, June 30, and
              September 30, 2006
              000-20202

Dear Mr. Booth:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 22

1. We note that your dealer-partner enrollment in 2005 was impacted by a new policy that gave dealer-partners an option to enroll without paying the $9,850 enrollment fee. We also note that you will keep 50% of the first accelerated dealer holdback payment for dealer-partners choosing this option. Please tell us in detail how you are accounting for this option and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Contractual Obligations, page 28

2. Please include your contractually obligated interest payments.

Consolidated Statements of Income, page 35

3. Please present income (loss) from discontinued operations per common share under paragraph 37 of SFAS 128.

Consolidated Statements of Cash Flows, page 37

4. We note that you are presenting your United Kingdom segment as discontinued operations. Please confirm to us that the cash flows from operating, investing, and financing activities of the discontinued operations are not presented all within the operating cash flow category in the statements of cash flows. In addition, tell us why you have not reclassified the balance sheet to separately present the assets of the discontinued operations under paragraph 46 of SFAS 144. Further, tell us why you are presenting the discontinued operations segment information in Note 11 on page 62 and in your Form 10-Q for the fiscal quarter ended September 30, 2006.

Note 1. Finance Charges – United States and Canada, page 42

5. We note that the commissions received from the third party vehicle service contract administrators ("TPAs") and Guaranteed Asset Protection ("GAP") are recognized as part of the finance charges on a level yield basis based upon forecasted cash flows. Please tell us why this accounting is appropriate. Include in your response references to the appropriate accounting literature.

Note 1. Loans Receivable and Allowance for Credit Losses- United States and Canada,
page 42

6. We note that the Dealer Loan is increased as revenue is recognized and decreased as
   collections are received. Please disclose and tell us the nature and timing of each
   revenue being recognized. Also, tell us where the collections in excess of the repaid
   advance to the dealer-partner are presented in your balance sheet.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Return on Capital, page 21

7. Please see your presentation of net operating profit after-tax and economic profit.
   Expand your discussion to disclose the following:

   - identify this measure as a non-GAAP measure;
   - rename the non-GAAP measure since the title that includes "operating
     profit" is confusingly similar to operating income;
   - reconcile the non-GAAP measure to income from continuing operations
     and for the economic profit per diluted share, reconcile it to income from
     continuing operations per diluted common share;
   - the specific manner in which you use this non-GAAP measure to conduct
     or evaluate the business;
   - the economic substance behind your decision to use such a measure;
   - the material limitations associated with the use of this non-GAAP
     measure as compared to the use of the most directly comparable GAAP
     measure, income from continuing operations; and
   - the manner in which you compensate for these limitations when using
     this non-GAAP measure.

                                    *   *   *   *

        As appropriate, please amend your Forms 10-K and 10-Q and respond to these
comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file your cover letter on EDGAR. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director